June 24, 2010

H. Christopher Owings
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1/A
Fled on June 4, 2010
File No., 333-164577

Re: Letter dated June 14, 2010

Thank you for your comments and assistance on our filing, Please find an outline of the amendments made to the above referenced document.

General

1.
We have revised the third paragraph of our prospectus cover page to include the words that “neither management nor the Company’s shareholders have plans or intentions to be acquired” in accordance with your recommendations.

Capitalization Table, Page 8,

2.	We have revised our Capitalization Table as follows:

CAPITALIZATION

The following table sets forth our consolidated capitalization as of April 30, 2010, on an actual basis and on an as adjusted basis as if the offering had been completed as of April 30, 2010 and assuming the net proceeds to the Company in the offering after deduction of $5,700 offering expenses.

The following data is qualified in its entirety by, and should be read in conjunction with our consolidated financial statements and notes thereto included in this prospectus.

	April 30, 2010	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Long Term Debt	$0	$0	$0	$0	$0
Paid in Capital	$10,000	$40,000	$70,000	$100,000	$130,000
Accumulated Deficit	$(16,945)	$(16,945)	$(16,945)	$(16,945)	$(16,945)
Shareholders Equity (Deficit)	$(6,945)	$17,355	$47,355	$77,355	$107,355
Shares Issued and Outstanding	10,000,000	11,000,000	12,000,000	13,000,000	14,000,000

Auditors Going Concern, page 9

3.	We have revised our disclosure to refer the auditor’s report dated October 31, 2009 in our amended filing and have revised the risk factors accordingly.

Dilution, Page 17

4.	We have revised our disclosure to include the post offering net tangible book value per share and the pre-offering net tangible book value per share in accordance with your recommendations.

Plan of Distribution, Page 19

5.
We have revised our disclosure under the heading “Summary of the Offering by the Company” to be consistent with the extension period under the heading Plan of Distribution and we have reviewed the balance of the prospectus to ensure the extension period disclosure is consistent.

Description of Business, Page 22

6.
Under the headings Risk Factors, page 13, Description of Business page 22 and Employees and Employment Agreements page 24, the Company has disclosed that Mrs. Margret Wessels is retired and has the flexibility to work on FITWAYVITAMINS up to 15 hours per week and that she is prepared to devote more time to our operations as may be required.

Furthermore, under the heading Description of Business , the Company revised its disclosure as follows: “The Company’s president has no prior experience in the supply, manufacture, or distribution of sports nutrition products nor does she have experience in web site development. The Company’s president is retired and has the flexibility to work on FITWAYVITAMINS up to 15 hours per week. She is prepared to devote more time to our operations as may be required.  The Company intends to hire consultants to develop its logo, its product package design, its website development and hire professional service for lab analysis of its planned products. In addition, the Company plans to enter into a supply and manufacturing agreement with African Dynamics Group to facilitate the manufacture and supply of the Company’s planned products. Management believes that 15 hours per week will be sufficient time allocated to secure the services of such consultants and professional service and to negotiate and manage a supply and manufacturing agreement with African Dynamics Group.”

Financial Statements for the Fiscal Year Ended October 31, 2009, Page 27

7.	The report of our independent accountants has been included in our filing in accordance with Rule 8-02 of Regulation S-X.

Management’s Discussion and Analysis of Financial ……, Page 36

8.	We have revised our response to address the following:
•	“Plan of Operations” and “Description of Business” sections have been revised so that the planned activities disclosed are consistent under each heading.
•
We have revised our discussion to clarify that $8,000 of sales and marketing expense includes $6,500 in phase one and $1,500 in phase 2 of website development and hosting costs under the scenario “if 25% of the shares are sold”.

•	We have deleted references to “enhancing the logo” in accordance with your recommendation and have revised our disclosure as follows:
“To accommodate the plan to introduce this fourth product, the Company will further increase its package design and production expense to $30,000 thereby increasing its total planned package design and packaging production expense to $40,000…”

•	We have revised our disclosure and deleted reference to the costs of search optimization and search engine placement.

9.
We have further expanded our disclosures under the heading “Capital Resources and Liquidity” as follows: “During the third phase of our Plan of Operations, the Company should start to generate sales. We expect that revenue will be generated within 300 days following the closing of this offering. We anticipate that within 360 days following the closing of this offering, we should be generating income. Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have completed the financing from this offering and implemented our Plan of Operations. With the exception of cash advances from our sole Officer and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. The amount of the offering will likely allow us to operate for at least one year.”

Directors and Executive Officers, page 46

Business Experience, Page 47

10.
We have revised our comment regarding Ms. Wessels as follows: “Ms. Wessels has served as our sole executive officer and director since inception. Ms. Wessels is 70 years of age has been retired since September 2004. During her retirement, Ms. Wessels’ principle business activities have been authoring a second edition of “Practical Guide to Facilitating Language Learning” published by Oxford University Press, South Africa and providing private student training and development.

Prior to her retirement, Ms. Wessels taught High School in South Africa for 15 years and was appointed as a lecturer at the Bloemfontein College of Education in 1978. In 1997, International Thomson Publishers published a didactics text book written by Mrs. Wessels. Oxford University Press, Southern Africa they published the Second Edition in 2007.  Ms. Wessels expects that the Third Edition will be published in January of 2011  In 2001 Mrs. Wessels was appointed as a first Education Specialist in the Free State Department of Education. Mrs. Wessels has a BA (Honours) degree, a Licentiate in Speech and Drama, and a Higher Education Diploma.

The Company believes that Ms. Wessels’ education, teaching experience and her entrepreneurial success as a publisher, make her well suited to serve as our sole officer and director.”

Sincerely,

/s/ Margret Wessels
Margret Wessels
President